SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐*

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) Irene Ryan Shaw
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) 00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 464,729 (8) Shared Voting Power 1,765,870 (9) Sole Dispositive Power 464,729 (10) Shared Dispositive Power 1,765,870

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,599
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13)	Percent of Class Represented by Amount in Row (11) 5.7%
14)	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a)	Name of Person Filing:	Irene Ryan Shaw

(b)	Residence or Business Address:	9 Carriage House Lane Mamaroneck, NY 10543

Item 3. Source and Amount of Funds or Other Consideration.

In the original filing, it was stated that on August 25, 2005 the undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of her qualification as co-executor of her mother’s estate. The date of qualification and the date on which the undersigned became a beneficial owner of more than 5% of the Common Stock was not August 25, 2005. Instead, it was August 25, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
Irene Ryan Shaw
By Douglas K. McClaine
Attorney-In-Fact

Date: April 5, 2005

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